Exhibit 99.178

DeFi Technologies Announces Exchange Traded Product Venture with SEBA Bank AG

•	SEBA Bank AG and DeFi Technologies will launch a joint initiative to offer investment solutions in crypto assets

•	The first product to be launched will be an asset backed product for the European market.

TORONTO, March 1, 2022 /CNW/ - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, announced today that it intends to launch an Exchange Traded Product (“ETP”) venture with SEBA Bank AG (“SEBA”). SEBA is a fully integrated, FINMA licensed, digital assets banking platform providing a seamless, secure, and easy-to-use bridge between digital and traditional assets. The announcement follows from the Company’s previously announced Preferred Partnership agreement.

SEBA Bank AG and DeFi Technologies will launch a joint initiative to offer investment solutions in crypto assets. As a pioneer in the financial services industry with a core capability in digital assets, SEBA Bank will provide a variety of unique services, as well as the trust of being a fully regulated Swiss crypto bank. This joining initiative, in combination with the innovation and distribution capabilities of DeFi Technologies wholly owned subsidiary Valour, will create a new power house for digital assets in Europe for both institutional and retail clients. The first product to be launched under the new brand will be an asset backed product for the European market.

“Through the new asset backed program, we have the possibility to launch new products that enables us to access more markets and the institutional capital. This, in combination with the trust of the FINMA regulated crypto bank SERA and the innovation and distribution power of Valour, creates a unique offering to the market. The work is already in process and we are excited to launch the first products,” says Russell Star, CEO of DeFi Technologies.

Guido Bühler, CEO of SEBA Bank added “The institutional adoption of digital assets continues to grow at pace, with investors looking to trusted, regulated counterparties in order to securely and successfully incorporate digital assets into their operations. We are proud to work together with DeFi Technologies and Valour to open access for investors to the incredible market opportunity offered by digital assets.”

Learn more about DeFi Technologies and Valour at defi.tech and valour.com.

About SEBA Bank AG

Founded in April 2018 and headquartered in Zug, SEBA Bank is a pioneer in the financial industry and is the only smart bank providing a fully universal suite of regulated banking services in the emerging digital economy. In August 2019, SEBA Bank received a Swiss banking and securities dealers licencse, and in September 2021 the CISA licence – the first time a reputed, regulatory authority such as FINMA has granted such licenses to a financial services provider with a core capability in digital assets. The broad, vertically integrated spectrum of services combined with the highest security standards, make SEBA Bank’s value proposition unique - this is why Banque de France selected SEBA Bank to test the integration of Central Bank Digital Currency (CBDC). CVVC Global Report and CB Insights name SEBA Bank as Top 50 Companies within the blockchain ecosystem. Aite Group awarded SEBA Bank with their 2021 Digital Wealth Management Impact Innovation Award in the category “Digital Startup of the Year”, and LinkedIn list SEBA Bank as one of the Top Startups 2021 in Switzerland. For more information about SEBA Bank, please visit seba.swiss

About DeFi Technologies

DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.

About Valour

Valour Inc. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and based in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO:DEFI, GR: RMJ.F, OTC: DEFTF). For more information on Valour, visit www.valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to listing of the joint initiative between DeFi Technologies and SERA; development of new ETPs; the growth of AUM; expansion of DeFi Technologies and Valour into other geographic areas; the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to acceptance of ETPs by stock exchanges; investor demand for DeFi Technologies’, Valour’s and SERA’s products; the growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

All information contained in this press release with respect to Defi Technologies and SERA was supplied by the parties respectively for inclusion herein, and each party and its directors and officers have relied entirely on the other parties for any information concerning the other party. DeFi Technologies has not conducted due diligence on the information provided by SERA and does not assume any responsibility for the accuracy or completeness of such information.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

SEBA Bank (CNW Group/DeFi Technologies, Inc.)

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For further information: Investor Relations, Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations, Marie Knowles, MFK Publicity, marie@mfkpublicity.co

CO: DeFi Technologies, Inc.

CNW 07:30e 01-MAR-22